Exhibit No. 99.1
April 2, 2002
Securities and Exchange Commission
Washington, DC

Arthur Andersen LLP has represented to Level 3 Communications, Inc. that its audit for the year ended December 31, 2001 was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


Sincerely,
Level 3 Communications, Inc.

By /s/ Neil J. Eckstein
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Neil J. Eckstein
Vice President